       Healthcare of Today, Inc.

          Principal Office:                                2219 W Olive Ave #266
                                                                            Burbank, CA 91506
                                                                Telephone: (310) 696-9205
                                                                 Facsimile: (310) 362-8657

           Florida office:                 1365 N. Courtenay Pkwy, Suite  A
                                                                    Merritt Island, FL 32953
                                                                Telephone: (321) 452-9091
                                                                 Facsimile: (321) 452-9093

www.healthcareoftoday.com

December 10, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	Healthcare of Today, Inc.
Form S-1 (Reg. No. 333-160628)

Ladies and Gentlemen:

Healthcare of Today, Inc. hereby requests the consent of the Securities and Exchange Commission to withdraw the Form S-1 filed via EDGAR on July 17, 2009.  Healthcare of Today has determined to abandon the proposed offering.

Please direct all inquiries to our counsel, Robert Hipple, at (321) 452-9091.

Respectfully,

HEALTHCARE OF TODAY, INC.

/s/ Henry Jan
Henry Jan
Chief Executive Officer